November 16, 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Jay Ingram, Legal Branch Chief

Re:	Perma-Fix Environmental Services, Inc.; Form 10-K for Fiscal Year Ended December 31, 2009; File No. 001-11596

Ladies and Gentlemen:

Perma-Fix Environmental Services, Inc. (the “Company”) hereby responds to comments of the Staff of the Securities and Exchange Commission (the “SEC”) on the Company’s Form 10-K for fiscal year ended December 31, 2009 (the “2009 Form 10-K”).  The Staff comments were delivered to Ben Naccarato, the Company’s Vice President and Chief Financial Officer (“CFO”), by letter dated October 19, 2010 (the “Comment Letter”).  We appreciate the Staff’s extending until November 16, 2010, the time to file this response, as agreed between our retained securities counsel and Mr. Hagen Ganem, Staff Attorney.  As agreed by Mr. Ganem, the responses to comments 1, 3, and 4 are not required to be included in an amendment to the 2009 Form 10-K.

Staff comments and the Company’s responses are set forth below, as numbered in the Comment Letter.  Capitalized terms have the meanings assigned to them in the 2009 Form 10-K.

Item 11.  Executive Compensation, page 116
Compensation Discussion and Analysis, page 116

1.           The summary compensation table on page 126 reflects that Mr. Schreiber earned a $69,130 bonus in 2009 yet we cannot locate any disclosure in the Compensation Discussion and Analysis relating to the award.  Please provide the information required by Item 402(b) of Regulation S-K with respect to Mr. Schreiber’s bonus award, including the reasons the compensation committee chose to pay the bonus, how it fits into your overall compensation objectives, and the method the compensation committee used to determine the bonus amount.

Securities and Exchange Commission
November 16, 2010

Response:  The following provides the information required by Item 402(b) of Regulation S-K with respect to Mr. Schreiber’s 2009 bonus award.  Disclosure similar to the following will be included in future Compensation Discussion and Analysis disclosure, as required by applicable rules and regulations.

In 2009, Mr. Robert Schreiber, Jr., the President of our environmental engineering and regulatory compliance consulting services firm, Schreiber, Yonley & Associates (“SYA”), was awarded a bonus of $69,130 for his performance during such year.  Mr. Schreiber’s bonus was based on an allocation of a portion of a bonus pool applicable only to SYA employees.  The amount of the bonus pool is equal to 40% of the net income of SYA, minus 5% of SYA’s total revenues for 2009.  The Compensation Committee believes that this formula ties any bonus awarded to employees of SYA directly to SYA’s performance, rewards performance, and motivates the SYA employees to achieve our operational goals (although such formula is not linked to specific targets or benchmarks).  The Board delegated to our CEO the authority to determine what portion, if any, of the SYA bonus pool is allocated to Mr. Schreiber for his performance.   Our CEO considered the following factors when reviewing Mr. Schreiber’s performance for the purpose of determining Mr. Schreiber’s bonus compensation as a portion of the SYA bonus pool:

•	SYA’s performance as a segment of our Company;

•	Effectiveness of Mr. Schreiber’s leadership;

•	Mr. Schreiber’s role and participation as a member of our executive management team; and

•	Our overall performance, based on a subjective analysis of our revenues and net income in the applicable business environment.

The determination of Mr. Schreiber’s bonus is a subjective determination, with the maximum amount of such bonus being 100% of the SYA bonus pool.  Mr. Schreiber’s 2009 bonus represented 40% of the SYA bonus pool.  Accordingly, Mr. Schreiber’s compensation is not based on objective metrics, but a subjective assessment of his performance, with the maximum amount of such bonus compensation defined by the Compensation Committee’s formula.

The Compensation Committee’s Processes, page 119

2.           We note that your compensation committee bases its executive compensation programs, in part, on each named executive officer’s contribution to company performance and other leadership achievements.  In future filings, please describe in more detail the elements of individual performance that your compensation committee takes into account when designing compensation programs and determining the payouts to be made to each named executive officer.  To the extent that considerations vary significantly among the named executive officers, describe the elements of individual performance separately with respect to each.

Securities and Exchange Commission
November 16, 2010

Response:        In future filings, the Company will describe in more detail the elements of individual performance considered by the Company’s Compensation Committee when it designs compensation programs and determines payouts to each named executive officers.

3.           We note that in making compensation decisions, your compensation committee compares compensation you pay your named executive officers against amounts paid by your peer companies to their executives.  Please provide us with a detailed explanation of how your compensation committee uses comparative compensation information and how this comparison affects its compensation decisions.  For example, if the committee uses specific benchmarks, please disclose them and discuss where your named executive officers’ actual compensation levels fell relative to those benchmarks.  To the extent amounts fall significantly above or below those targeted amounts, please discuss the reasons for such variance.  See Item 402(b)(2)(xiv) of Regulation S-K.

Response: The following explains how our Compensation Committee uses comparative compensation information and how this comparison affects its compensation decisions, which can be incorporated into future Compensation Discussion and Analysis disclosures, as required by applicable rules and regulations.  As noted on page 119 of the 2009 Form 10-K, the Compensation Committee does not use specific benchmarks against the peer group.  Further, as discussed below, the Compensation Committee does not target our NEOs compensation as a percentage of the compensation of the executive officers within the Peer Group.  As requested, the following is based on the process utilized with respect to 2009, and would replace the “Peer Group Assessment” discussion beginning on page 119 of the 2009 Form 10-K.

Peer Group Assessment.  The Compensation Committee compares our compensation program with a group of companies against which the Compensation Committee believes we compete for talented individuals (the “Peer Group”).  The composition of the Peer Group is periodically reviewed and updated by the Compensation Committee.  The companies currently comprising the Peer Group are Clean Harbors, Inc., American Ecology Corporation, and EnergySolutions, Inc., each of which is a waste disposal/management company.  The Compensation Committee considers the Peer Group’s executive compensation programs as a whole and the compensation of individual officers in the Peer Group, if job responsibilities are meaningfully similar.  When comparing the Peer Group’s executive compensation programs to our programs, the Compensation Committee considers that the companies within this Peer Group have substantially greater revenues than our Company, and subjective factors with respect to each of our NEOs.  These individual subjective factors include the relative level of experience of each executive officer, the general responsibilities of each executive officer, and the relative capitalization and revenues of the Peer Group members.

The Compensation Committee believes that the Peer Group comparison assists in attempting to structure an executive compensation program that is competitive with other companies in the industry, subject to size and revenues of companies within the Peer Group.  This process was undertaken in 2009 with respect to our CEO, CFO, and Chief Operating Officer (“COO”) (who resigned in September 2009) in setting the base salary for each such officer set forth in the Employment Agreements.   Although our Compensation Committee makes a comparison to the Peer Group compensation, the Compensation Committee does not use the Peer Group as a benchmark for compensation of the Company’s NEOs.  Instead, the Compensation Committee considers the following criteria and bases its review on the following factors when reviewing the Peer Group compensation information:

Securities and Exchange Commission
November 16, 2010

•
The Compensation Committee understands that our competitors generally have greater capital resources than us and are larger businesses than us;  and, as a result, the Compensation Committee does not attempt to match the compensation packages offered by the Peer Group or to set our compensation packages at a certain percentage or other objective target level as compared to members of the Peer Group compensation;

•	The Compensation Committee considers what compensation package is expected to enable us to compete for talented individuals given the opportunities and compensation offered by us; and

•
Our executive compensation will necessarily fall below (and sometimes significantly below) the compensation offered by members of the Peer Group due to our limited resources as compared to the resources of members of the Peer Group.

As described above, the Compensation Committee (along with our CEO) reviews the publicly available compensation disclosures of the Peer Group.  However, when making its own annual compensation decisions, the Compensation Committee currently has no policy for setting our compensation levels based on or as compared to the compensation practices of such Peer Group members.  Accordingly, the Company does not believe that benchmarking is currently material to the Company's compensation policies and decisions.

Executive Management Incentive Plan, page 121

4.           We note that performance compensation for 2009 was based on pre-established company goals.  Item 402(b) of Regulation S-K requires that you disclose all previously established goals and discuss how the incentive compensation actually awarded reflects those goals.  If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed analysis supporting your conclusions.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary short of disclosing information that poses a reasonable risk of competition harm.  Refer generally to Question 118.04 of the Regulation S-K and Disclosure Interpretations.

Response:  The following provides the disclosure set forth on page 121 of the 2009 Form 10-K, with revisions based on the Staff’s comment, and would be updated in future filings to disclose our MIP programs in a manner similar to the following discussion.  Note that the revised disclosure lists all objective performance targets, except our internal annual budgeted revenue and net income amounts, which constitute confidential financial information not otherwise made public, and which we believe are not material to investors’ for the reasons described in the following paragraph.

Securities and Exchange Commission
November 16, 2010

The nature of our primary customer, the U.S. Department of Energy (“DOE”), necessarily poses major challenges in projecting our annual revenue and net income.  These challenges stem from the fact that the DOE may or may not decide to undertake the projects to which we provide services for reasons that we believe include, political, budgetary, or Congressional funding allocation matters.  In addition, the internal budgeted revenue and net income amounts are subject to adjustment from to time to time, based on unforeseen events, such as tax adjustments, which may affect our actual revenues or net income, but may be disregarded for purposes of determining bonus compensation under the MIPs.  Thus, we do not believe that our internal budget amounts for annual revenues and net income, which we have budgeted at the beginning of the year, are meaningful or material to investors’ understanding of our bonus compensation policies.

Below is the revised disclosure:

Executive Management Incentive Plan
During May 2009, the Compensation Committee approved individual MIPs for fiscal year 2009 for Dr. Louis F. Centofanti, our CEO, Larry McNamara, our COO, and Ben Naccarato, our CFO, effective as of January 1, 2009.  Mr. McNamara resigned as the Company’s COO, effective September 1, 2009 and remained as a Company employee through September 30, 2009.  When Mr. McNamara resigned as the COO, his MIP also terminated.  The MIP provides guidelines for calculating an annual cash incentive based compensation, subject to the Compensation Committee oversight and modification.  Each MIP awards cash compensation based on achieving performance thresholds, and measured as a percentage of base salary.  The potential target performance compensation ranged from 25% to 44% of the 2009 base salary for the CFO, and 50% to 87% of the base salary for both the COO and the CEO.

2009 CEO and COO performance compensation was based upon meeting corporate financial net income and revenue, health, safety, and environmental compliance objectives during fiscal year 2009.  Of the total potential performance compensation, 55% was based on net income goals, 15% on revenue goals, 15% on the number of health and safety claim incidents that occurred during fiscal year 2009, and the remaining 15% on the number of notices alleging violations relating to environmental, health or safety requirements under our permit or license violations that occur during the fiscal year.  The revenue and net income components were based on our board approved 2009 budget.  The specific components of the MIP for our CEO are as follows:

CEO MIP COMPENSATION COMPONENTS
Annualized Base Pay:	$253,094
Performance Incentive Compensation Target (at 100% of Plan):	$126,547
Total Annual Target Compensation (at 100% of Plan):	$379,641

The Performance Incentive Compensation Target is based on the schedule below.

Securities and Exchange Commission
November 16, 2010

Target Objectives
		Performance Target Thresholds
	Weights	85-100%	101-120%	121-130%	131-140%	141-150%	151-160%	161%+

Revenue	15%	18,982	22,778	24,680	26,653	28,472	30,371	33,218
Net Income	55%	69,601	83,521	90,484	97,446	104,400	111,361	121,801
Health & Safety	15%	18,982	22,778	24,680	26,653	28,472	30,371	33,218
Permit & License Violations	15%	18,982	22,778	24,680	26,653	28,472	30,371	33,218
Unbilled Receivables	* If criteria (Item #5) for reducing unbilled AR are not met bonus will be reduced by 15%.
Potential Maximum	100%	126,547	151,856	164,524	177,404	189,816	202,475	221,455

1)
Revenue is defined as the total consolidated third party top line revenue as publicly reported in the Company’s financial statements.  The percentage achieved is determined by comparing the actual consolidated revenue to the Board approved budgeted revenue.  The Board reserves the right to modify or change the Revenue Targets as defined herein in the event of the sale or disposition of any of the assets of the Company or in the event of an acquisition.

2)
Net Income is defined as the total consolidated bottom line net income applicable to Common Stock as publicly reported in the Company’s financial statements.  The net income will include all subsidiaries, corporate charges, dividends and discounted operations.  The percentage achieved is determined by comparing the actual net income to the Board approved budgeted net income.  The Board reserves the right to make adjustments to net income so as not to penalize the employee for actions in the current year which will contribute to net income in future years and it reserves the right to modify or change the Net Income Targets as defined herein in the event of the sale or disposition of any of the assets of the Company or in the event of an acquisition.  The Board further reserves the right to adjust net income to reflect charges resulting from the vesting of incentive stock options.

3)
The Health and Safety Incentive target is based upon the actual number of Worker’s Compensation Lost Time Accidents, as provided by the Company’s Worker’s Compensation carrier.  The Corporate Treasurer will submit a report on a quarterly basis documenting and confirming the number of Worker’s Compensation Lost Time Accidents, supported by the AIG Worker’s Compensation Loss Report.  Such claims will be identified on the loss report as “indemnity claims.”  The following number of Worker’s Compensation Lost Time Accidents and corresponding Performance Target Thresholds has been established for the annual Incentive Compensation Plan calculation for 2009.

Work Comp. Claim Number	Performance Target

7	85% - 100%
6	101% - 120%
5	121% - 130%
4	131% - 140%
3	141% - 150%
2	151% - 160%
1	161% Plus

4)
Permits or License Violations incentive is earned/determined according to the scale set forth below:  An "official notice of non-compliance" is defined as an official communication from a local, state, or federal regulatory authority alleging one or more violations of an otherwise applicable Environmental, Health, or Safety requirements or permit provision, which results in a facility's implementation of corrective action(s).

Securities and Exchange Commission
November 16, 2010

Permit and License Violations	Performance Target

7	85% - 100%
6	101% - 120%
5	121% - 130%
4	131% - 140%
3	141% - 150%
2	151% - 160%
1	161% Plus

5)
Unbilled trade receivables is the amount of unbilled reported per Form 10-Q or Form 10-K combining both the long term and current portion of unbilled.    Unbilled trade receivable balances older than 12/31/06 should be reduced by $4 million from $5,109,963 as of 12/31/08 to $1,109,963 by 12/31/09.

6)	No performance incentive compensation will be payable for achieving the health and safety and permit and license violation targets unless a minimum of 70% of the net income target is achieved.

The CFO’s performance compensation was based upon achievement of net income, administrative expense, financial oversight, centralization of accounting and information technology functions objectives, as well as the Company’s timely SEC filing of annual and quarterly reports and Form 8-Ks.  Of the total potential performance compensation, 25% is based on net income goals, 15% on maintaining or reducing our budgeted administrative expense, 10% on the timeliness of the Company’s annual, quarterly, and Form 8-K report filings with the SEC, 10% on financial oversight, 10% on compliance with the requirements of the Sarbanes-Oxley Act of 2002, and 30% on accounting centralization and information technology objectives.  The net income and administrative expense components were based on our board approved 2009 budget.  The specific components of the MIP for our CFO are as follows:

CFO MIP COMPENSATION COMPONENTS
Annualized Base Pay:	$200,000
Performance Incentive Compensation Target (at 100% of Plan):	50,000
Total Annual Target Compensation (at 100% of Plan):	$250,000

The Performance Incentive Compensation Target is based on the schedule below.

Target Objectives
		Performance Target Thresholds
	Weights	100% or less	98%-99%	96-97%	94-95%	92-93%	90-91%	88-89%

Administrative Expenses	15%	7,500	9,000	9,751	10,531	11,250	12,000	13,125
	Weights	85-100%	101-120%	121-130%	131-140%	141-150%	151-160%	161	%+
Net Income	25%	12,500	15,000	16,252	17,551	18,749	20,000	21,875
Accounting	10%	5,000	6,000	6,501	7,021	7,500	8,000	8,750
Accounts Receivable	10%	5,000	6,000	6,501	7,021	7,500	8,000	8,750
SOX Compliance	10%	5,000	6,000	6,501	7,021	7,500	8,000	8,750
Centralization & IT Objectives	30%	15,000	18,000	19,503	21,062	22,499	24,000	26,250
Unbilled Receivables	* If criteria (Item #7) for reducing unbilled AR are not met bonus will be reduced by 15%.
		50,000	60,000	65,009	70,205	74,997	80,000	87,500

Securities and Exchange Commission
November 16, 2010

1)
Administrative Expense is defined as the total consolidated administrative expenses applicable as publicly reported in the Company’s financial statements.  Administrative expenses will be inclusive of all subsidiaries, and will exclude Marketing Expenses and Interest Expense. The Board reserves the right to make adjustments to administrative expenses so as not to penalize the employee for material unforeseen events outside of the employees responsibility and it reserves the right to modify or change the Administrative Expense Targets as defined herein in the event of the sale or disposition of any of the assets of the Company or in the event of an acquisition.  The Board further reserves the right to adjust Administrative Expenses to reflect charges resulting from the vesting of incentive stock options.

2)
Net Income is defined as the total consolidated bottom line net income applicable to Common Stock as publicly reported in the Company’s financial statements.  The net income will include all subsidiaries, corporate charges, dividends and discounted operations.  The percentage achieved is determined by comparing the actual net income to the Board approved budgeted net income.  The Board reserves the right to make adjustments to net income so as not to penalize the employee for actions in the current year which will contribute to net income in future years and it reserves the right to modify or change the Net Income Targets as defined herein in the event of the sale or disposition of any of the assets of the Company or in the event of an acquisition.  The Board further reserves the right to adjust net income to reflect charges resulting from the vesting of incentive stock options.

3)	Accounting objective should focus on meeting filing deadlines such as 10K, 10Q, 8K and press releases with complete and accurate information.

SEC Filings	Performance Target

10K – filed timely or	3%
10K – extension	1.5%
1st quarter 10Q – filed timely or	2%
1st quarter 10Q – extension	1%
2nd quarter 10Q – filed timely or	2%
2nd quarter 10Q – extension	1%
3rd quarter 10Q – filed timely or	2%
3rd quarter 10Q - extension	1%
All 8K’s Filed	1%
Total Achievable	10%

4)	Accounts Receivable objective should focus on achieving certain AR targets.

Accounts Receivable	Performance Target
25% or less of AR > than 60 days	5.0%
30% or less of AR > than 60 days	2.5%
9% or less of AR > than 120 days	5.0%
10% or less of AR > than 120 days	2.5%
Total Achievable	10.0%

Accounts Receivable will be defined as outstanding accounts receivable, per companies AR sub-ledger, collectable within the control of the financial and operational staff.

Adjustments for this figure will include but not be limited to:

i)	Accounts fully reserved when calculating Bad Debt Allowance;

ii)	Accounts that are in litigation; and

Securities and Exchange Commission
November 16, 2010

iii)	Accounts not receivable due to a legitimate operational delay. Note this will only be excluded if invoicing was appropriate despite the operational delay.

5)	The SOX Incentive target is based maintaining good internal controls and minimizing material weaknesses similar to “Permit and License” violations on COO and CEO Plan.

SOX Deficiencies	Performance Target

0	10%
1	9%
2	8%
3	5%
4	2%
> 4	0%

6)
Accounting Centralization Objective -   Completion of the following milestones related to the planned centralization of the accounting function to the Corporate office. Completion of each objective earns 3% with a maximum target achievable of 15%.

Accounting Centralization Objectives	Performance Target

Continue to centralize the accounting function at DSSI, M&EC, PFF, PFFL and PFO	3.0%
Payroll consolidation is in process and will take affect beginning in January 2009.	3.0%
We will reduce the number of bank accounts effective January 1st 2009 to one bank account and one lockbox.	3.0%
A transition to centralized accounts payable will be implemented in the 1st quarter of 2 2009. All checks will be written and issued from corporate office.	3.0%
A P.O. system (that communicates with our Solomon software) will be implemented in the first and second quarter of 2009.	3.0%
The multi-company module of Solomon software will be implemented in first quarter of 2009 to simplify accounting of many facilities from a centralized location.	3.0%

IT Objectives - Completion of the following milestones related to the planned centralization of the accounting function to the Corporate office. Completion of each objective earns 3% with a maximum target achievable of 15%.

IT Objectives	Performance Target

Mixed Waste Tracking at PFNW	3.0%
Accounting upgrades	3.0%
System Security	3.0%
System integration plan for the Southeast	3.0%
IT oversight / corporate governance	3.0%
Tele-Com Consolidation	3.0%

7)
Unbilled trade receivables is the amount of unbilled reported per 10Q or 10K combining both the long term and current portion of unbilled.    Unbilled trade receivable balances older than 12/31/06 should be reduced by $4 million from $5,109,963 as of 12/31/08 to $1,109,963 by 12/31/09.

Securities and Exchange Commission
November 16, 2010

The minimum performance compensation becomes payable upon achieving between 85% to 100% of corporate financial objectives, with the maximum performance compensation becoming payable upon achieving 161% of such objectives, except the CFO’s minimum performance compensation for achieving administrative expense goals is based on maintaining the Company’s administrative expense at 100% of the objective, with the maximum performance compensation payable if administrative expense is 88% of the objective.

If the MIP participant’s employment with the Company is voluntarily or involuntarily terminated prior to a regularly scheduled MIP compensation payment period, no MIP payment will be payable for and after such period.  The Compensation Committee retains the right to modify, change or terminate each MIP at any time and for any reason.

In 2009, the CEO and CFO achieved above the minimum performance compensation level but below the maximum performance compensation level.  No MIP was earned by the COO due to his resignation.  In 2008 and 2007, none of the named executive officers met the minimum performance compensation level.  The 2009 MIP compensation is calculated and prepaid on a quarterly basis.  The following table sets forth the MIP compensation earned in fiscal year 2009 under the 2009 MIP:

	MIP		MIP		MIP	MIP
	Compensation		Compensation		Compensation	Compensation
Name	1st Qtr 2009		2nd Qtr 2009		3rd Qtr 2009	4th Qtr 2009		Total
Dr. Louis Centofanti	$29,888		$	─	$ ─	$105,152			$135,040	(3)
Larry McNamara (1)	$26,567	(4)	$	─	$ ─	$(26,567	)(4)	$	─
Ben Naccarato (2)	$8,775		$	─	$2,025	$44,258			$55,058	(3)

(1)	Resigned as Chief Operating Officer, effective September 1, 2009 and as an employee of the Company effective September 30, 2009.

(2)
Named as Chief Financial Officer and Secretary of the Board of Directors by the Company’s Board of Directors on February 26, 2009.  Mr. Naccarato was named as Interim Chief Financial Officer and Secretary of the Board of Directors effective November 1, 2008 by the Company’s Board of Directors on October 24, 2008.

(3)	Of the amount noted, $105,152 for Dr. Centofanti and $44,527 for Mr. Naccarato remains to be paid. We anticipate paying these amounts by the end of the first quarter of 2010.

(4)
Amount was estimated and prepaid for the first quarter of 2009, pursuant to the MIP.  Amount is being paid back to the Company by Mr. McNamara as no amount was earned by Mr. McNamara under the 2009 MIP upon his resignation.

5.           We note your disclosure that your chief executive and chief financial officers achieved above the minimum level of performance but below the maximum level of performance under your management incentive plan.  However, it is unclear how such actual performance translated into the payouts ultimately made to these named executive officers under this compensation program.  In future filings, please provide appropriate analytical disclosure clearly explaining the correlation between actual performance and the compensation amounts earned under each program.

Securities and Exchange Commission
November 16, 2010

Response:  In future filings, the Company will provide appropriate analytical disclosure clearly explaining the correlation between actual performance and the compensation amounts earned under each program.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 131

Equity Compensation Plans, page 134

6.             In future filings, please ensure that the tabular disclosure concerning your equity compensation plans is current as of the most recent completed fiscal year.  See Item 201(d) of Regulation S-K.

Response: In future filings, the Company will ensure that the tabular equity compensation plan disclosure is current as of the most recent completed fiscal year.  Please note that such information as presented in the Form 10-K is current, but the header to such presentation is inadvertently incorrect.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 135

7.             In future filings, please provide the disclosure required by Item 404(b) of Regulation S-K with respect to your policies and procedures for review, approval, or ratification of related person transactions.

Response: In future filings, the Company will provide the disclosure required by Item 404(b) of Regulation S-K with respect to its policies and procedures for review, approval, or ratification of related person transactions.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate your attention to this matter.  If you have any questions or comments, please do not hesitate to contact our counsel, Irwin H. Steinhorn, Esquire, of the firm of Conner & Winters, LLP, 1700 One Leadership Square, 211 North Robinson Avenue, Oklahoma City, Oklahoma 73102, at (405) 272-5711, or the undersigned at (770) 587-9898, ext. 112.

Securities and Exchange Commission
November 16, 2010

Sincerely,

/s/ Ben Naccarato

Ben Naccarato
Vice President
Chief Financial Officer

cc:	Dr. Louis F. Centofanti
Irwin H. Steinhorn, Esq.
Mr. Hagen Ganem, Staff Attorney